UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1 to
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.

(Translation of Registrant's Name into English)

601 Union Street, Suite 4616, Seattle, Washington 98101

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F Ј

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K/A is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and  333-185681) all as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K/A and incorporated by reference herein is the Registrant’s Notice of Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

Dated: November 20, 2013	By:	/s/ Rick Rinaldo
Rick Rinaldo
CFO

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on December 26, 2013, at 10:00 A.M PST, at the offices of the Company, 601 Union Street, Suite 4616, Seattle, Washington. The Annual General Meeting is for the following purposes:

(1)	To elect Messrs. Melvin L. Keating, Thomas J. Jurewicz and Harel Kodesh as directors of the Company (in addition to the two outside directors currently serving on the Board);

(2)
To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the date of the Annual General Meeting and ending on the date of the next annual general meeting of shareholders; and

(3)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2012.

Shareholders of record at the close of business on November 26, 2013, (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the Principal joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Melvin L. Keating
November 20, 2013	Chairman of the Board of Directors